

July 28, 2020

<u>Via Email</u>

Scott Jones
Troutman Pepper
400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312

      Re: **Asta Funding, Inc.**
               PRER14A filed July 24, 2020
               File No. 1-35637

               Schedule 13E-3 filed July 24, 2020
               Filed by Asta Finance Acquisitions Inc., *et al.*
               File No. 5-44713

Dear Mr. Jones:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have limited our review of your proxy statement and Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

Schedule 14A filed July 24, 2020

Questions & Answers About the Virtual Special Meeting and the Merger, page 9
Why was the original merger agreement amended?, page 10

1. Despite the subtitle of this section, no information is provided about why the merger agreement was amended. While it is appropriate to cite to a more thorough discussion later in the proxy statement, the summary disclosure provided should match the title of the section, and vice versa. Please revise the subtitle or the disclosure in this section.

Background of the Merger, page 14

2. Refer to the disclosure on page 17. Explain the basis for the Special Committee's stated concern with the Initial Management Forecasts due to their projections of corporate and public company expenses throughout the business. We understand that these concerns resulted in the use of alternate forecasts for corporate expenses by Lincoln. Specifically describe the Special Committee's concerns in this regard.

3. Refer to the disclosure at the top of page 18. It appears that Mr. Stern expressed concerns with the Initial Management Forecasts, which resulted in the Special Committee suggesting that they should be revised. Expand to explain why the Special Committee determined to revise those forecasts at the behest of the acquirer in the merger.

4. On page 20, explain why representatives of the Company distributed a third round of management forecasts (the "Final Management Forecast"). Specifically, describe what caused the generation of a third set of projections.

Reasons for the Merger and Recommendation of Our Board of Directors, page 27

5. Expand to address how the Board of Directors considered the net book value per share of $13.23, which is above the merger consideration, in assessing fairness.

6. Expand the discussion on page 28 to explain the basis for the conclusion that the merger is more favorable to the shareholders of the Company than remaining an independent entity.

Purposes and Reasons of the Parent Parties and the Stern Group for the Merger, page 32

7. Explain the reasons for the timing of the merger from the perspective of the Stern Group affiliated parties.

<u>Opinion of the Financial Advisor to the Special Committee of Our Board of Directors, page 34</u>

8. In the discussion of the financial advisor's opinion beginning on page 34, consider using the same labels for the management forecasts as used earlier in the Background of the Merger section of the proxy statement so it is clear which figures are being referenced.

9. We note that net book value (which is higher than the merger consideration) was considered by Lincoln in its December 2019 analysis of the merger. Explain why it was apparently not considered in its updated analysis described here.

<u>Interests of Our Directors and Executive Officers in the Merger, page 59</u>

10. The discussion of the interests of insiders should be relocated to a more prominent section closer to the forepart of the proxy statement. See Rule 13e-3(e)(1)(ii).

<u>Caution Regarding Forward-Looking Statements, page 66</u>

11. The safe harbor for forward-looking statement does not apply in the context of a transaction subject to Rule 13e-3. Please delete the reference to the PSLRA or clarify that its safe harbor provisions do not apply in the context of this merger.

<u>Fees and Expenses, page 65</u>

12. Please provide a breakdown of the fees to be incurred by each filing person on the Schedule 13E-3.

<u>Vote Required, page 68</u>

13. Here and at the forepart of the proxy statement in the appropriate section, clarify the percentage of the vote that is assured by virtue of the RBF voting agreement.

We remind you that the filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions